August 29, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	Stanadyne Holdings, Inc.

File No. 333-124154

Stanadyne Corporation

File No. 333-45823

Form 10-K: For the Fiscal Year Ended December 31, 2006

Gentlemen:

We refer to Michael Fay’s letter dated August 17, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) for Stanadyne Holdings, Inc. (“Holdings”) and Stanadyne Corporation (“Stanadyne” and together with Holdings, the “Company”) regarding Form 10-K for the fiscal year ended December 31, 2006. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Michael Fay’s letter immediately preceding our response thereto.

Stanadyne Holdings, Inc. / Stanadyne Corporation

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 1A. Risk Factors, page 9

1.	Given the risk factors on page 14 in which you disclose that (i) Holdings has no independent financial resources of its own, (ii) Holdings has Discount Notes that it must service, and (iii) debt agreements of Holdings’ subsidiaries limit the ability of the subsidiaries to make distributions to Holdings, please explain to us why you have not presented condensed financial information of Holdings on a stand alone basis pursuant to Rule 12-04 of Regulation S-X.

Response:

The Company has further analyzed the requirements of Rule 5-04 and Rule 12-04 of Regulation S-X. Based on its current calculation of restricted net assets, the Company will include condensed financial information regarding Holdings on a stand-alone basis in its future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

General

2.	We noted from your disclosure in MD&A (Page 23) that freight costs are recorded in SG&A expenses. To the extent material, please disclose in a note to the financial statements the amount of freight costs reported in SG&A for each period presented. Refer to paragraph 6 of EITF 00-10 for further guidance.

Response:

The Company’s total freight on sales was approximately $1.9 million or 0.6% of sales and approximately $1.4 million or 0.5% of sales for the fiscal years ended December 31, 2006 and 2005, respectively, and therefore, the Company did not deem it material to the financial statements. We will continue to monitor freight on sales and if material we will include the required disclosures.

Property, Plant, and Equipment, page F-13

3.	We note from your discussion of cash flows from investing activities included in MD&A (page 26) that capital expenditures for the years presented include amounts for the “maintenance of facilities.” Please tell us the nature of your maintenance activities that have been capitalized as assets, and why your accounting is appropriate. Specifically, explain to us how such activities i) improved, extended the life of, or enhanced the safety of the related plant, property, and equipment and ii) differ from routine maintenance that is expensed when incurred. In addition, expand the disclosure in the “Summary of Significant Accounting Policies” note to discuss your accounting treatment for costs associated with repair and maintenance activities.

Response:

We referred to cash outlays for replacement of worn out equipment and other capital expenditures for our existing business as “maintenance capital expenditures.” Our references to “non-maintenance capital expenditures” represent cash outlays for equipment, machinery or plant expansion in order to support new products and new customer opportunities, to effect cost reductions through process improvements, and to increase capacity to support increased production volumes for existing products. In our future filings, we will no longer use the terms “maintenance” and “non-maintenance” capital expenditures to discuss these two categories of cash flows from investing activities. In addition, in our future filings, we will expand the disclosure in the “Summary of Significant Accounting Policies” note to include the following: “The Company’s policy is to expense repairs and maintenance as incurred. Significant improvements or betterments are capitalized where it is probable that the expenditure resulted in an increase in the future economic benefits expected to be obtained from the use of the asset beyond its originally assessed standard of performance.”

Item 9A. Controls and Procedures, page 34

4.	We note the statement that your evaluating officers concluded that your disclosure controls and procedures were “adequate.” Please represent to us and revise your statement to address their conclusion in regard to the “effectiveness” of the disclosure controls and procedures.

Response:

Our evaluating officers have concluded that our disclosure controls and procedures are effective as of the end of the period covered by the report. In our future filings, we will use the terminology “effective” rather than “adequate” when the evaluating officers have so concluded.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (860) 525-0821

Sincerely,

Stanadyne Holdings, Inc. & Stanadyne Corporation

/s/ Stephen S. Langin
Stephen S. Langin
Chief Financial Officer
August 29, 2007